EXHIBIT 11.1



SOUTHERN ELECTRONICS CORPORATION
AND SUBSIDIARY

COMPUTATION OF EARNINGS PER SHARE


                                                                 Year Ended June 30,
                                                     1996               1995                 1994

EARNINGS PER SHARE (based on weighted
  average shares outstanding):
  Average outstanding shares                       7,176,929          6,961,518           6,985,468

  Net earnings for per-share computation(A)       $5,550,000         $5,222,000          $5,944.000

  Net earnings per common share                         $.77               $.75                $.85


PRIMARY EARNINGS PER SHARE:
  Average outstanding shares, including common
    stock equivalents (1)(B)                       7,279,599          7,068,512           7,354,858

  Net earnings per common share (A  B)                  $.76               $.74                $.81


FULLY DILUTED EARNINGS PER SHARE:
  Average outstanding shares, including common
    stock equivalents (1)(C)                       7,288,968          7,070,182           7,361,578

  Net earnings per common share (A   C)                 $.76               $.74                $.81

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(1) Average shares outstanding include stock options as common stock equivalents. The dilutive effect of stock options was determined using the treasury stock method. Under that method of calculation, stock options are valued at average market prices for the primary calculation, and at average or month-end market prices (whichever are higher) for the fully diluted calculation.